SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DAY ONE OF DIGITAL BOARDING PASSES - HUGE SUCCESS

Ryanair, Europe's No.1 airline, today (Wed, 12 Nov) updated on the success of day one of its digital boarding pass (DBP) initiative. Up to 13:00hrs, over 700 flights have departed across Europe without any delay or disruption. Over 98% of passengers presented with their DBP and the other 2% - all of whom had checked in online before arriving at the airport - were issued free of charge boarding passes at airport ticket desks. Customer feedback was universally positive as passengers swiped their phones through airport security and boarding gates. No passengers were offloaded, and where one or two passengers had a problem with their phone, they were boarded without difficulty as the boarding gates had their details from their online check-in.

Ryanair CMO, Dara Brady, said:

"So far, day one of Ryanair's DBP has been a huge success as over 700 flights and more than 100,000 passengers enjoyed the improved service and better experience of paper-free boarding at Ryanair airports. We estimate our DBP initiative will save up to €40M annually, and this will help us to lower ticket prices and make air travel more competitive for Ryanair's customers."

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 November, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary